SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________________________________________________

In the Matter of

Certificate of Notification

Dominion Resources, Inc.
Consolidated Natural Gas Company et. al.
Richmond, Virginia

File No. 70-10246 (Part A)
File Nos. 70-9477(Part B)
70-10155
70-8577
70-8883
70-9679

(Public Utility Holding Company Act of 1935)

	: : : : : : : : : : : : : : : : :	TRANSACTIONS DURING PERIOD January 1, 2005 Through March 31, 2005
___________________________________________________________

TO THE SECURITIES AND EXCHANGE COMMISSION:

This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-10246 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that with respect to the various transactions authorized under the Orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the respective Application-Declarations and the Orders. This Master Certificate acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

By Order dated December 22, 2004, HCAR No. 35-27927 ("Financing Order") under File No. 70-10246, the Securities and Exchange Commission ("SEC") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), Consolidated Natural Gas Company, Inc. ("CNG") and certain of their subsidiaries named therein ("Subsidiaries") to become effective, thereby authorizing Dominion, CNG and their Subsidiaries to engage in various financing and related transactions through December 31, 2007. Part A contains reporting on external and intra-system financing of the Dominion system as required by the Financing Order.

Part B contains reporting required by other SEC orders in the captioned proceedings. This information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e. income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

PART A
EXTERNAL AND INTRA-SYSTEM FINANCING UNDER FINANCING ORDER
(File No. 70-10246)

I. EWG/FUCO Investments.

A. As determined pursuant to the Financing Order, the Modified Rule 53 Test applicable to Dominion's investment in EWG's and FUCO's is one hundred percent of consolidated retained earnings plus $5 billion. At March 31, 2005, Dominion's "aggregate investment" (as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $3.0 billion(a) and "consolidated retained earnings" (as defined in Rule 53(a) under PUHCA) was approximately $1.5 billion. Accordingly, at March 31, 2005, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $3.5 billion.

B. Dominion has invested in the following new EWGs or FUCOs counting against its EWG/FUCO authority during the quarter:

In January 2005, Dominion completed the acquisition of three electric power generation facilities from USGen New England, Inc. The plants, collectively referred to as Dominion Energy New England (DENE), include the 1,521-megawatt Brayton Point Station in Somerset, Massachusetts; the 743-megawatt Salem Harbor Station in Salem, Massachusetts; and the 426-megawatt Manchester Street Station in Providence, Rhode Island. Dominion has an aggregate investment in DENE of $655 million, which includes guarantees of $3 million, at March 31, 2005.

C. At March 31, 2005, Dominion's consolidated capitalization ratio was: debt 61%, common equity 38%, and preferred securities of subsidiaries 1%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

D. At March 31, 2005 the market-to-book ratio of Dominion's common stock was 2.4 to 1.

E. A breakdown showing Dominion's investment in each EWG and FUCO that count against the Modified Rule 53 Test is set forth in Exhibit A, which is being filed in paper format pursuant to a request for confidential treatment under Rule 104(b) of PUHCA.

F. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Projects for the quarter ending March 31, 2005, segregating total earnings growth of EWGs and FUCOs, if any, from that attributable to the other subsidiaries of Dominion.

G. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO Projects for the twelve months ending March 31, 2005.

______________________________
(a) The amount of Dominion's "Aggregate Investment" excludes undistributed equity earnings and includes guarantees in the amount of $1.1 billion.

II. EXTERNAL FINANCING BY DOMINION OR CNG

A. External Financing by Dominion/CNG

1. Sale of Dominion Common Stock, Preferred Securities or Equity-Linked Securities.

None.

2. Sales of Dominion Common Stock to Plans

	Number of Shares Issued/Issuable During Quarter (thousands)	Number of Shares Issued/Issuable During Authorization Period (thousands)
Dominion Direct Investment Plan	80	80
Stock Option Plans	3,484	3,484
Employee Savings Plans	60	60
Restricted Stock Grants(b)	15	15

3. Sale or Transfer of Dominion Common Stock to a Seller of Securities of a Company Being Acquired.

None.

4. Long-Term Debt

	Amount of Long- Term Debt Authorized Under Financing Order	Amount of Long-Term Debt Issued During Quarter	Amount of Long-Term Debt Issued During Authorization Period
Dominion	$4.3 billion	None	None
CNG	$6.0 billion	None	None

5. Short-Term Debt

	Amount of Short-Term Debt Authorized Under Financing Order	Maximum Amount of Short-Term Debt Issued and Outstanding During Quarter	Maximum Amount of Short-Term Debt Issued and Outstanding During Authorization Period
Dominion	$8.15 billion(c)	$955.61 million	$955.61 million
CNG	$9.25 billion(c)	$100.00 million	$100.00 million

In May 2004 and 2002, Dominion, CNG and Virginia Electric and Power Company ("Virginia Power") entered into two joint credit facilities that allowed aggregate borrowings up to $2.25 billion. The facilities include a $1.5 billion three-year revolving credit facility that terminates in May 2007 and a $750 million three-year revolving credit facility that terminates in May 2005. In May 2005, these facilities were combined into a single five year facility that allows aggregate borrowings up to $2.5 billion.These credit facilities are being used for working capital, as support for the combined

_____________________________
(b) Restricted stock grants vest over a three-year period.
(c) Pursuant to the Financing Order, the short-term debt authority is reduced by the amount of securities and long-term debt issued and outstanding.

commercial paper programs of Dominion, CNG and Virginia Power and other general corporate purposes. The $1.5 billion and $750 million credit facilities can also be used to support up to $500 million and $200 million of letters of credit, respectively. At March 31, 2005, total outstanding commercial paper supported by the joint credit facilities was $949 million, of which Dominion's borrowings were $639 million and Virginia Power's borrowings were $310 million. CNG had no commercial paper outstanding. At March 31, 2005, total outstanding letters of credit supported by the joint credit facilities was $313 million, all of which were issued on behalf of other Dominion subsidiaries.

In August 2004, CNG entered into a $1.5 billion three-year revolving credit facility that terminates in August 2007. This credit facility is being used to support the issuance of commercial paper and letters of credit to provide collateral required by counterparties on derivative financial contracts used by CNG in its risk management strategies for its gas and oil production. At March 31, 2005, outstanding letters of credit under this facility totaled $1.2 billion.

6. Hedge Investments or Anticipatory Hedges

During the quarter, Dominion executed two treasury lock transactions to hedge against long term debt issuances. The financial terms of these treasury locks are being filed under a separate cover as Exhibit D under a claim of confidential treatment pursuant to Rule 104(b).

B. Guarantee and Other Credit Support by Dominion and CNG on Behalf of Their Respective Subsidiaries

During the period, Dominion and CNG issued guarantees on behalf of their subsidiaries. Financial information regarding these guarantees are being filed under a separate cover as Exhibit H under a claim for confidential treatment pursuant to Rule 104(b).

III. SUBSIDIARY FINANCING ACTIVITIES

A. Utility Subsidiaries

1. Short-Term Indebtedness

Company	Amount of Short-Term Debt Authorized Under Financing Order	Maximum Amount of Short- Term Debt Issued and Outstanding During Quarter	Maximum Amount of Short-term Debt Issued and Outstanding During Authorization Period
Virginia Power	$2.25 billion	$432.29 million	$432.29 million
The Peoples Natural Gas Company	$100 million	0	0
The East Ohio Gas Company	$100 million	0	0
Hope Gas, Inc.	$100 million	0	0

During the period, Virginia Power issued and sold commercial paper. The principal amount of commercial paper outstanding on March 31, 2005 was $310 million.

2. Long-Term Indebtedness

Company	Amount of Long-Term Debt Issued During Quarter	Amount of Long-Term Debt Issued During Authorization Period
Virginia Power	$2 million	$2 million
The East Ohio Gas Company	None	None
The Peoples Natural Gas Company	None	None
Hope Gas, Inc.	None	None

During the first quarter of 2005, Virginia Power issued $2 million of 7.25% promissory notes which mature in 2025.

3. Hedge Instruments or Anticipatory Hedges

None.

B. Nonutility Subsidiaries Financings Not Exempt Under Rule 52

None.

C. DRI Money Pool

Additionally, the maximum outstanding borrowings under or investments in the DRI Money Pool by each participant during the period is as follows:
Account A participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc. (d)	$901,708	-
The East Ohio Gas Company	-	$ (743,615)
The Peoples Natural Gas Company	-	(139,732)
Hope Gas, Inc.	-	(34,751)
Account B participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc. (d)	$1,644,303	-
Consolidated Natural Gas Company(d)	1,687,741	-
CNG Coal Company	6,157	-
Dominion Transmission, Inc.	-	$(201,088)
Dominion Iroquois, Inc.	6,788	-
Dominion Exploration & Production, Inc.	-	(1,503,426)
Dominion Field Services, Inc.	75,573	-
CNG Power Services Corp.	3,953	-
Dominion Products and Services, Inc.	118,235	-
CNG International Corp.	87,410	-
Dominion Retail, Inc.	-	(181,819)
CNG Main Pass Gas Gathering Corp.	-	(21,154)
CNG Oil Gathering Corp.	-	(1,106)
Dominion Greenbrier, Inc.	-	(28,768)

______________________________
(d) Dominion Resources, Inc. and Consolidated Natural Gas Company are authorized to invest in the DRI Money Pool but cannot be borrowers thereunder. Accordingly, they are not deemed to be either Account A or Account B participants.

Account B participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dom. Okla. Texas Exploration & Prod., Inc.	-	(536,698)
Dom. Natural Gas Storage, Inc.	-	(19,732)
Dominion Energy, Inc.	-	(595,069)
Dominion Reserves, Inc.	418,307	-
Dominion Resources Services, Inc.	-	(83,032)
Dominion Alliance Holdings, Inc.	-	(6,653)
DT Services, Inc.	50,135	-
Virginia Power Energy Marketing, Inc.	-	(482,770)
Virginia Power Services Energy Corp., Inc.	-	(81,206)
Virginia Power Nuclear Services, Inc.	-	(70)
Dominion Cove Point, Inc.	-	(482,770)
Dominion Technical Solutions, Inc.	-	(1,768)
Dominion South Pipeline, LP	-	(1,636)
Tioga Properties, LLC	-	(25,000)
NE Hub Partners L.L.C.	-	(2,649)
Farmington Properties, Inc.	-	(1,017)
Dominion Capital, Inc.	-	(364,646)

The interest rate charged on DRI Money Pool borrowings and paid on DRI Money Pool investments ranged from 2.413 to 2.838 percent during the period. During the period there were no borrowings made by Account A participants from Account B participants under the DRI Money Pool.

IV. FINANCING CONDUITS

There were no Financing Conduits created during the quarter.

V. VARIABLE INTEREST ENTITIES (VIES)

During the reporting period, there were no financing transactions conducted in order to fund subsidiary VIES.

VI. FINANCIAL INFORMATION

A. Consolidated Balance Sheets

For balance sheets for the quarter ending March 31, 2005, for Dominion, CNG and Virginia Power, the only companies that have engaged in jurisdictional financing transactions during the quarter, see their respective Form 10-Qs for the quarter ended March 31, 2005, Commission File Numbers 1-8489, 1-3196 and 1-2255.

B. Capital Structure
DRI	Amount (in millions)	Ratio %
Common Equity	$10,672	38%
Preferred Securities	257	1%
Long-Term Debt (includes current maturities)	16,466	58%
Short-Term Debt	949	3%
Total Capitalization	$28,344
CNG	Amount (in millions)	Ratio %
Common Equity	$3,892	43%
Preferred Securities
Long-Term Debt (includes current maturities)	3,803	42%
Short-Term Debt	1,321	15%
Total Capitalization	$9,016
Virginia Power	Amount (in millions)	Ratio %
Common Equity	$4,728	46%
Preferred Securities	257	2%
Long-Term Debt (includes current maturities)	5,024	49%
Short-Term Debt	310	3%
Total Capitalization	$10,319
The East Ohio Gas Company	Amount (in millions)	Ratio %
Common Equity	$530	36%
Preferred Securities
Long-Term Debt (includes current maturities)	201	14%
Short-Term Debt	724	50%
Total Capitalization	$1,455
The Peoples Natural Gas Company	Amount (in millions)	Ratio %
Common Equity	$339	50%
Preferred Securities
Long-Term Debt (includes current maturities)	249	37%
Short-Term Debt	88	13%
Total Capitalization	$676
Hope Gas, Inc.	Amount (in millions)	Ratio %
Common Equity	$72	45%
Preferred Securities
Long-Term Debt (includes current maturities)	64	40%
Short-Term Debt	23	15%
Total Capitalization	$159

C. Retained Earnings Analysis
DRI	Amount (in millions)
Beginning Balance	$1,442
Net Income	429
Dividends:
Common Stock	(229)
Ending Balance	$1,642
CNG	Amount (in millions)
Beginning Balance	$993
Net Income	287
Dividends:
Common Stock	(213)
Ending Balance	$1,067
Virginia Power	Amount (in millions)
Beginning Balance	$1,332
Net Income	19
Dividends:
Common Stock	(130)
Preferred Stock	(4)
Ending Balance	$1,217
The East Ohio Gas Company	Amount (in millions)
Beginning Balance	$259
Net Income	58
Dividends:
Common Stock	(49)
Ending Balance	$266
The Peoples Natural Gas Company	Amount (in millions)
Beginning Balance	$150
Net Income	25
Dividends:
Common Stock	(23)
Ending Balance	$152
Hope Gas, Inc.	Amount (in millions)
Beginning Balance	$24
Net Income	4
Dividends:
Common Stock	(2)
Ending Balance	$26

PART B
RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS

I. DCI INVESTMENTS (File No. 70-9477)

By Commission Order dated January 28, 2003, Dominion was granted authorization to continue its process of divesting the holding of its subsidiary, Dominion Capital, Inc. ("DCI") beyond the third anniversary of the effective date of the merger authorized in the Commission's order of December 15, 1999. Pursuant to the Order issued in File No. 70-9477, certain information regarding DCI's investments and divestitures during the period are being filed under separate cover as Exhibit E under a claim of confidential treatment pursuant to Rule 104(b).

II. DOMINION WHOLESALE, INC. (File No. 70-10155)

By Commission order dated December 12, 2003, Dominion and Dominion Energy, Inc. were granted authorization to organize and acquire Dominion Wholesale, Inc. ("DWI"). Filed separately as Exhibit F under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DWI. There were no inventory services provided by DWI during the quarter.

III. DOMINION PRODUCTS AND SERVICES, INC. (File No. 70-8577)

By order dated August 28, 1995 in the above-captioned proceeding, the Commission authorized CNG to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy rated services to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

Energy Services formed a new special-purpose subsidiary, subsequently renamed, Dominion Products and Services, Inc., to engage in the new business and by order dated August 27, 1997, HCAR No. 26757, the SEC authorized Dominion Products and Services to provide five additional categories of service, and certain incidental products and services related to the approved categories. Financing of Dominion Products and Services' business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.

Filed separately as Exhibit F under a request for confidential treatment pursuant to Rule 104(b) are financial statements of Dominion Products and Services.

1. Financing Statements:

See Exhibit F.

2. State Commission Orders:

There are no State Commission orders or post-transaction audit documents relating to Dominion Products and Services to be filed.

3. Services Provided by Affiliates to Dominion Products and Services:

During the reporting period, the following entities provided services to Dominion Products and Services:

Company	Amount of Services	Type of Services Rendered
Dominion Retail, Inc.	$997,243	Administrative and management
The East Ohio Company	$44,533	Administrative
The Peoples Natural Gas Company	$29,464	Administrative
Hope Gas, Inc.	$1,930	Administrative

IV. DOMINION RETAIL (File No. 70-8883):

By order dated January 15, 1997, HCAR No. 26652, the Commission authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental and related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest majority interest equity or debt position, or a minority equity or debt position

Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the Order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.

Financing of Dominion Retail's business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.

1. Financing Statements:

A balance sheet and income statement are filed separately as Exhibit F under a request for confidential treatment pursuant to Rule 104(b).

2. Source of Revenues:

In view of the cessation of Energy Services as an affiliate company in the CNG System, the ratios formerly required under this heading can no longer be provided.

3. FERC Filings:

The transactional information contained in the attachment to Dominion Retail's power marketing informational filing made with FERC during the quarter is filed separately as Exhibit G under a claim for confidential treatment pursuant to Rule 104(b).

4. Parent Credit Support:

There were three parent credit support agreements totaling $4,540,000 entered on behalf of Dominion Retail during the reporting period.

V. EXHIBITS

  Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

  Joint Form U-6B-2 filed on behalf of the companies listed therein for Rule 52 transactions reported for the quarter.

  Forms U-6B-2 for Virginia Power Rule 52 transactions.

  Financial Information regarding Treasury Locks by Dominion (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial information regarding DCI's current investments and divestitures. (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial statements for Dominion Wholesale, Inc., Dominion Products and Services and Dominion Retail are filed separately. (Filed under confidential treatment pursuant to Rule 104(b)).

  Dominion Retail's power marketing informational filing made with FERC is filed separately. (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial information regarding guarantees issued during the quarter. (Filed under confidential treatment pursuant to Rule 104(b)).

SIGNATURES

The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC. CONSOLIDATED NATURAL GAS COMPANY

Date: May 27, 2005	By: /s/ James F. Stutts James F. Stutts Their Attorney

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By
Dominion Resources, Inc. ("DRI")
Dominion Energy, Inc. ("DEI")
Dominion Cogen WV, Inc. ("Cogen")
Kincaid Generation, L.L.C. ("Kincaid")
Dominion Energy Services Company, Inc. ("DESCO")
Dominion Reserves, Inc. ("DRV")
State Line Energy, L.L.C. ("State Line")
Dominion Appalachian Development, Inc. ("DADI")
Dominion Appalachian Development Properties, L.L.C. ("DADP")
Dominion Midwest Energy, Inc. ("DMEI")
Dominion Gas Processing MI, Inc. ("DGPM")
Dominion Black Warrior Basin, Inc. ("DBWB")
Dominion Reserves - Utah, Inc. ("DRVU")
San Juan Partners, L.L.C. ("San Juan")
Virginia Power Services, Inc. ("VPS")
Virginia Power Nuclear Services Company ("VPNS")
Virginia Power Energy Marketing, Inc. ("VPEM")
Virginia Power Services Energy Corp., Inc. ("VPSE")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Evidence of indebtedness for Advances ("Advances").
2.	Issue, renewal or guaranty:
Issue by book entry.
3.	Principal amount of each security:
Funds are borrowed and/or repaid daily as cash needs indicate.
4.	Rate of interest per annum of each security:
The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.
5.	Date of issue, renewal or guaranty of security:
Borrowings are made on a daily basis and reported at the end of the quarter.
6.	If renewal of security, give date of original issue:
Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.
7.	Date of maturity of each security:
Open account.
8.	Name of the person to whom each security was issued, renewed or guaranteed:
See Schedule 1.
9.	Collateral given with each security, if any:
None.
10.	Consideration received for each security:
None, other than interest accrued.
11.	Application of proceeds of each security:
To provide working capital.
12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.
13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.
14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.
15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Advances (thousands) 3/31/05
DRV	DEI	142,513
DEI	Cogen	23,607
DEI	Kincaid	52,946
DEI	DESCO	8,037
DEI	DEMI	275,710
State Line	DEI	129,096
DRV	DADI	102,577
DADP	DRV	78,367
DRV	DMEI	57,580
DGPM	DRV	5,202
DRV	DBWB	138,122
DRV	DRVU	115,409
DRV	San Juan	86,013
VPNS	VPS	4,299
VPS	VPEM	119,178
VPSE	VPS	70,337

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By

Virginia Electric and Power Company

This certificate is notice that the above named company ("Virginia Electric and Power Company") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Promissory Note; Fort Monroe
2.	Issue, renewal or guaranty:
Issue.
3.	Principal amount of security:
$2,133,075.93
4.	Rate of interest per annum of each security:
7.25%
5.	Date of issue, renewal or guaranty of security:
February 17, 2005
6.	If renewal of security, give date of original issue:
Not applicable.
7.	Date of maturity of security:
March 17, 2025
8.	Name of the person to whom each security was issued, renewed or guaranteed:
Not applicable.
9.	Collateral given with each security, if any:
Not applicable.
10.	Consideration received for each security:
There were no cash proceeds. The security was issued as part of the asset purchase of distribution facilities at Fort Monroe.
11.	Application of proceeds of each security:
Not applicable.
12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.
13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.
14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.
15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52.

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By

Virginia Electric and Power Company

This certificate is notice that the above named company ("Virginia Electric and Power Company") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Senior Notes; Panda-Rosemary
2.	Issue, renewal or guaranty:
Issue.
3.	Principal amount of security:
$62,336,321
4.	Rate of interest per annum of each security:
8.625%
5.	Date of issue, renewal or guaranty of security:
February 8, 2005
6.	If renewal of security, give date of original issue:
Not applicable.
7.	Date of maturity of security:
February 15, 2016
8.	Name of the person to whom each security was issued, renewed or guaranteed:
Not applicable.
9.	Collateral given with each security, if any:
Not applicable.
10.	Consideration received for each security:
There were no cash proceeds. The security was assumed as part of VEPCO's acquisition of an electric generating plant in Roanoke Rapids, NC.
11.	Application of proceeds of each security:
Not applicable.
12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.
13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.
14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.
15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52.